SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of Decisions of the Shareholders' Meeting

We inform that the Eletrobras shareholders at today’s meeting, deliberated:

Ref: 157ª Extraordinary General Meeting

1.    Approval of the capital increase authorized at the 155th General Assembly Meeting held on January 11, 2011 in the amount of R$ 5,148,764,252.10 (five billion, one hundred forty-eight million, seven hundred sixty-four thousand, two hundred fifty-two reais and ten cents). Thus, the capital goes from R$ 26,156,567,211.64 (twenty-six billion, one hundred fifty-six million, five hundred sixty-seven thousand, two hundred and eleven reais and sixty-four cents) to R$ 31,305,331,463.74 (thirty-one billion, three hundred and five million three hundred thirty-one thousand, four hundred sixty-three reais and seventy-four cents), by issuing 220,277,010 shares, 182,026,770 common shares and 38,250,240 preferred shares class "B".

2.    Approval of the amendment to the wording of Article 6th of the Eletrobras by-laws which will present the following wording:

The social capital of the Company amounts to R$ 31,305,331,463.74 (thirty-one billion, three hundred and five million, three hundred thirty-one thousand, four hundred sixty-three reais and seventy-four cents) divided into 1,087,050,297 common shares, 146,920 preferred shares of Class “A” and 265,436,883 preferred shares class "B", all of them without par value.

Brasília, March 16, 2011

Armando Casado de Araujo

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 16, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.